Contact:

Alon Blue Square Israel Ltd.

Yehuda van der Walde, CFO

Toll-free telephone from U.S. and Canada: 888-572-4698

Telephone from rest of world: 972-9-961-8504

Fax: 972-9-961-8636

Email: cfo@bsi.co.il

May 27, 2015 - Yakum

ALON BLUE SQUARE ISRAEL LTD. (NYSE:BSI) ANNOUNCES THE FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2015

*	The Company's revenues, net of government fess, in the first quarter of 2015 amounted to NIS 2.5 billion compared to NIS 2.7 billion in the first quarter of 2014. The decrease in revenues between periods mainly derived from a decrease in fuel prices in the Fueling and Commercial sites segment.

*	Operating profit in the first quarter of 2015 amounted to NIS 1.4 million compared to a loss of NIS 74.9 million in the fourth quarter of 2014 and a profit of NIS 10.5 million in the first quarter of 2014.

*	Cash flow from operating activities amounted to NIS 171.1 million compared to NIS 140.9 million in the corresponding quarter last year and NIS 27.5 million in the fourth quarter of 2014. The main increase in cash flows derived from changes in the working capital in the amount of NIS 33.7 million.

*	Adjusted EBITDA amounted to NIS 81.3 million in the first quarter of 2015 compared to NIS 84.8 million in the first quarter of 2014 and NIS 68.8 million in the fourth quarter of 2014.

*	In the Fueling and Commercial sites segment- in the first quarter of 2015, the results of this segment amounted to NIS 22.9 million compared to NIS 27.1 million in the first quarter of 2014. This quarter included higher inventory losses by more than NIS 9 million following the decrease in fuel prices compared to the corresponding quarter last year.

*	In the Supermarkets segment- in the first quarter of 2015, the results of this segment amounted to a loss of NIS 24.6 million compared to a loss of NIS 29.4 million (including a profit from asset realization of NIS 10 million) in the fourth quarter of 2014, the decrease in loss derived from an increase in sales of YOU chain. In the corresponding quarter last year, the results of the segment amounted to a loss of NIS 6.5 million. The increase in the loss compared to the corresponding quarter derived from a decrease in the gross profit margin following the completion of YOU chain deployment.

1

*	In the Real Estate segment – in the first quarter of 2015, the results of this segment amounted to NIS 26.1 million compared to NIS 44.0 million in the fourth quarter of 2014 and NIS 24.0 million in the first quarter of 2014. The fourth quarter of 2014 included higher revaluation profits due to lowering the discounting interest.

*	In the Houseware and textile segment – in the first quarter of 2015, results amounted to NIS 7.3 million compared to NIS 5.8 million in the first quarter of 2014. The increase in the results mainly derived from the Passover holiday timing.

*	Others segment

-	Diners – the Company's share in the net income of Diners amounts to NIS 4.4 million in the first quarter of 2015 compared to NIS 5.9 million in the corresponding quarter last year.

-	You Phone – a decrease in operating loss in the period at the rate of 62% compared to the corresponding period last year.

*	The net aggregate loss of the Company in the first quarter of 2015 amounted to NIS 30.5 million compared to a net loss of NIS 339.1 million in the fourth quarter of 2014 (which included amortization of tax asset in amount of NIS 141 million) and a loss of NIS 21.8 million in the first quarter of 2014.

Consolidated profit and loss

	2015	2014
Consolidated profit and loss, NIS in millions	Q1	Q4	Q3	Q2	Q1
Revenues from sales, net	2,482	2,572	2,887.5	2,886.9	2,714.9
Gross profit	591.9	523.7	650.3	644.2	601.8
Operating profit (loss) before financing	1.4	(74.9)	80.1	40.6	10.5
Net income (loss)	(30.5)	(349.1)	12.0	(19.1)	(21.8)
Adjusted EBITDA	81.3	68.8	136.5	110.4	84.8

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Segment results:

	2015	2014
Segment results, NIS in millions	Q1	Q4	Q3	Q2	Q1
Fueling and Commercial sites	22.9	30.6	44.4	38.4	27.1
Supermarkets *	(24.6)	(29.4)	59.5	15.8	(6.6)
Houseware and textile	7.3	1.0	3.0	1.7	5.8
Real Estate	26.1	44.0	12.1	22.5	24.0

* The third quarter of 2014 included a gain of NIS 28 million from realizing part of the logistic center complex in Rishon Lezion. The fourth quarter of 2014 included a gain of NIS 10 from realization of assets.

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Results for the first quarter of 20151

Gross revenues

Revenues (including government levies) in the first quarter of 2015 amounted to NIS 3,230.2 million (U.S. $811.6 million) as compared to revenues of NIS 3,448.3 million in the comparable quarter last year, a decrease of 6.3% which mainly derives from a decrease in fuel prices between periods resulting in a decline in Dor Alon sales.

Revenues from sales, net

Revenues of the Fueling and Commercial sites segment – amounted in this quarter to NIS 967.3 million (U.S. $243.0 million) as compared to NIS 1,194.2 million in the corresponding quarter last year, a decrease of 19.0%. The main decrease was due to decrease in fuel prices and was partly offset by the increase in fuel quantities sold.

Revenues of the Supermarkets segment 2– amounted in this quarter to NIS 1,369.3 million (U.S. $344.0 million) as compared to NIS 1,314.1 million in the corresponding quarter last year, an increase of 4.2%. The increase derives mainly from increase in YOU stores and the Passover holiday timing that occurred this year at the beginning of April while last year it occurred in the middle of April, increase in the sales of SSS stores in this quarter compared to the corresponding quarter last year which amounted to 3.2%.

Revenues of the Houseware and textile segment – amounted in this quarter to NIS 89.8 million (U.S. $22.6 million) compared to NIS 80.4 million in the corresponding quarter last year, an increase of 11.7%. The increase in revenues derives from the Passover holiday timing that occurred this year at the beginning of April while last year it occurred in the middle of April.

Revenues of the Real Estate segment – increase in rental fees of 75.7% in the first quarter of 2014 from NIS 10.3 million to NIS 18.1 million (U.S. $4.5 million) in this quarter. The increase in revenues in this quarter mainly derives from increase in rented spaces to external parties compared to the corresponding period last year.

1 The Company operates in 4 reportable segments: fueling and commercial sites, supermarkets, houseware and textile and real estate. Segment reporting is included in this report below.

2 The segment revenues do not include branches which were resolved to cease their operations and therefore are not included in the segment.

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Gross profit in the first quarter of 2015 amounted to NIS 591.9 million (U.S. $148.7 million) (23.8% of revenues) as compared to gross profit of NIS 601.8 million (22.2% of revenues) in the comparable quarter last year, a decrease of 1.6%. The decrease in the gross profit compared to the corresponding quarter last year was mainly due to the decrease in gross profit in the Fueling and Commercial sites segment.

In the Fueling and Commercial sites segment, gross profit amounted to NIS 186.4 million (U.S. $46.8 million), (19.3% of revenues) compared to NIS 190.2 million in the comparable quarter last year (15.9% of revenues), a decrease of 2%. The main decrease in the gross profit mainly derived from higher inventory losses in this quarter compared to the corresponding quarter last year of NIS 9 million. Said decrease was partly offset by an increase in fuel quantities sold and sales of convenience stores.

In the Supermarkets segment, gross profit amounted to NIS 335.6 million (U.S. $84.3 million), (24.5% of revenues) compared to NIS 338.3 million in the first quarter of 2014 (25.7% of revenues), a decrease of 0.8% deriving from an increase in sales of the YOU discount format and from price reduction.

In the Houseware and textile segment, gross profit amounted to NIS 48.9 million (U.S. $12.3 million), (59.4% of revenues) compared to NIS 44.2 million in the first quarter of 2014 (62.3% of revenues), an increase of 10.6% which was derived from the increase in gross profit rate in the houseware segment and was partly offset from a decrease in gross profit rate in the textile segment.

Selling, general and administrative expenses in the first quarter of 2015 amounted to NIS 598.7 million (U.S. $150.4 million) (24.1% of revenues), compared to expenses of NIS 602.4 million (22.2% of revenues) in the comparable quarter last year.

In the Fueling and Commercial sites segment, these expenses amounted to NIS 165.7 million (U.S. $41.6 million) compared to NIS 163.4 million in the first quarter of 2014, an increase of 1.4% deriving from opening new sites.

In the Supermarkets segment, selling, general and administrative expenses amounted to NIS 356.1 million (U.S. $89.5 million) compared to expenses of NIS 334.5 million in the first quarter of 2014, an increase of 6.5% deriving mainly from launching YOU chain and increase in real expenses.

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In the Houseware and textile segment, these expenses amounted to NIS 41.4 million (U.S. $10.4 million) compared to NIS 38.4 million in the first quarter of 2014, an increase of 7.8% in expenses deriving mainly from expanding both areas of activity and the effect of the holiday timing.

In the Real Estate segment, these expenses amounted to NIS 6.3 million (U.S. $1.6 million) compared to NIS 5.2 million in the first quarter of 2014.

Increase in fair value of investment property in this quarter, the Company recorded a profit in the amount of NIS 14.8 million (U.S. $3.7 million) compared to a profit of NIS 10.5 million in the corresponding period last year.

Other expenses, net other expenses in this quarter amounted to NIS 10.8 million (U.S. $2.7 million) compared to other expenses of NIS 8.7 million in the first quarter of 2014.

Share in gains of associates in this quarter amounted to NIS 4.2 million (U.S. $1.1 million) compared to NIS 9.3 million in the corresponding quarter last year.

Operating loss before financing amounted to NIS 1.4 million (U.S. $0.4 million) (0.1% of revenues) in this quarter as compared to operating profit of NIS 10.5 million (0.4% of revenues) in the first quarter of 2014. The decrease derived mainly from the Supermarkets segment.

In the Fueling and Commercial sites segment, operating profit in this quarter amounted to NIS 22.9 million (U.S. $5.8 million) (2.4% of revenues) as compared to operating profit of NIS 27.1 million in the first quarter of 2014, a decrease of 15.5%. The main decrease in operating profit derived mainly from decrease in revenues.

In the Supermarkets segment, operating loss in this quarter amounted to NIS 25.0 million (U.S. $6.3 million) (1.8% of revenues) as compared to operating loss of NIS 6.5 million in the first quarter of 2014. The increase in operating loss derived from erosion of gross profit and increase in selling, administrative and general expenses.

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In the Houseware and textile segment, operating profit in this quarter amounted to NIS 7.3 million (U.S. $1.8 million) (8.9% of revenues) as compared to operating profit of NIS 5.8 million in the first quarter of 2014. The increase in operating profit derives from increase in sales, gross profit and was partly offset from an increase in selling, general and administrative expenses.

In the Real Estate segment, operating profit in this quarter amounted to NIS 26.1 million (U.S. $6.6 million) (144.4% of revenues) as compared to operating profit of NIS 24.0 million in the first quarter of 2014, an increase of 8.8%, which mainly derives from an increase in rental income.

Finance costs, net in this quarter amounted to NIS 5.9 million (U.S. $1.5 million) as compared to net finance costs of NIS 32.7 million in the first quarter of 2014. The decrease in finance costs, net derives mainly from decrease in CPI between the periods.

Taxes on income tax expenses in this quarter amounted to NIS 26.0 million (U.S. $6.5 million) as compared to a tax benefit of NIS 3.4 million in the first quarter of 2014.

Net loss in this quarter amounted to NIS 30.5 million (U.S. $7.7 million) compared to a net loss of NIS 21.9 million in the corresponding quarter last year (which includes loss from continued operations of NIS 18.8 million and a loss from discontinued operations of NIS 3.1 million) in the first quarter of 2014. The loss of this quarter attributed to the Company's shareholders amounted to NIS 50.7 million (U.S. $12.7 million) or NIS 0.77 per share (U.S. $0.19) and the income attributed to non-controlling interests amounted to NIS 20.1 million (U.S. $5.1 million).

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Cash flows for the first quarter of 2015

Cash flows from operating activities: Net cash flow provided by operating activities amounted to NIS 171.1 million (U.S. $43.0 million) in the first quarter of 2015 compared to net cash flow provided by operating activities of NIS 140.9 million in the comparable quarter last year. The main increase in cash flow provided by operating activities in this quarter compared to the corresponding quarter last year derives from changes in working capital in the amount of NIS 33.7 million (U.S. $8.5 million), which was offset from an increase in operating loss of NIS 7.4 million (U.S. $ 1.9 million) and from taxes paid in the amount of NIS 11.3 million (U.S. $2.3 million).

Cash flows used in investing activities: Net cash flows provided by investing activities amounted to NIS 131.7 million (U.S. $33.1 million) in this quarter as compared to net cash flows used in investing activities of NIS 113.7 million in the comparable quarter last year. Cash flows provided by investing activities in this quarter mainly included the proceeds from realization of property of NIS 85.2 million (U.S. $21.4 million), repayment of loans granted to interested parties and others of NIS 49.1 million (U.S. $ 12.3 million) and proceeds from realization of marketable securities, net, in the amount of NIS 67.9 million (U.S. $ 17.1 million) offset by the purchase of investment property, property and equipment and intangible assets of total NIS 52.2 million (U.S. $13.1 million). In the first quarter of 2014 the cash flows used in investing activities mainly included the purchase of investment property, property and equipment, and intangible assets of NIS 81.6 million, grant of long term loans of NIS 46.5 million, net of proceeds from marketable securities in the amount of NIS 12.0 million, and interest received of NIS 5.4 million.

Cash flows used in financing activities: Net cash flows used in financing activities amounted to NIS 44.6 million (U.S. $11.2 million) in this quarter as compared to net cash flows used in financing activities of NIS 2.7 million in the corresponding quarter last year. The cash flows used in financing activities this quarter mainly included repayment of long term loans of NIS 67.9 million (U.S. $17.1 million), repayment of commercial papers of NIS 17.2 million (U.S. $4.4 million), decrease in short term credit of NIS 106.8 million (U.S. $26.8 million) and interest payments of NIS 33.3 million (U.S. $8.4 million), and were offset by receiving long term loans of NIS 95.0 million (U.S. $23.9 million), purchase of shares in subsidiaries by non- controlling interest in the amount of NIS 88 million (U.S. $22.1 million). The net cash flows used in financing activities in the first quarter of 2014 included mainly repayment of long term loans of NIS 39.1 million, interest payments of NIS 41.8 million and a payment of dividend to non-controlling interest of NIS 40.3 million, and was offset by receipt of long term loan of NIS 100.0 million and increase in short term bank credit of NIS 20.8 million, net.

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Additional Information

Adjusted EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization)3

In the first quarter of 2015 adjusted EBITDA was NIS 81.3 million (U.S. $20.4 million) (3.3% of revenues) compared to NIS 84.8 million (3.1% of revenues) in the first quarter of 2014.

Events during the reporting period

Fueling and Commercial sites segment

As of March 31, 2015, Dor Alon operated 212 fueling stations and 219 convenience stores in various formats.

Supermarkets segment

a.	As of March 31, 2015, Mega operated 192 supermarkets under different formats.

3 Use of financial measures that are not in accordance with Generally Accepted Accounting Principles

Adjusted EBITDA is a measure that is not in accordance with Generally Accepted Accounting Principles (Non-GAAP) and is defined as income before financial income (expenses) net, other gains (losses) net, changes in fair value of investment property, taxes, share in gains of associates, depreciation and amortization in addition to share in adjusted EBITDA of equity accounted investees and share in EBITDA of branches which were resolved to cease their operation and accumulated revaluation profits of real estate properties that were realized in the period and capital gains from realizing real estate properties that were self-used. It is an accepted ratio in the retail industry. It is presented as an additional performance measure, since it enables comparisons of operating performances between periods and companies while neutralizing potential differences resulting from changes in capital structures, taxes, age of property and equipment and its related depreciation expenses. Adjusted EBITDA, however, should not be related to as a single measure or as an alternative to operating income, another performance indicator and to cash flow information, which are prepared using Generally Accepted Accounting Principles (GAAP) as indicators of profit or liquidity. Adjusted EBITDA does not take the costs of servicing debt and other liabilities into account, including capital expenditures and therefore it does not necessarily indicate the amounts that may be available to the use of the company and in addition Adjusted EBITDA should not be compared to other indicators with similar names reported by other companies because of differences in the calculation of these indicators. See the reconciliation between our net income and Adjusted EBITDA which is presented in this press release.

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b.	As of March 31, 2015, the Company operated branches in a total area of 292,000 sq.m. In the first quarter of 2015, 5 branches with a total area of 6,000 sq.m were closed and commercial spaces in branches at a total area of 5,000 sq.m were reduced.

Sales per square meter in the Supermarkets segment in the first quarter of 2015 amounted to NIS 4,746 (U.S. $1,192) compared to NIS 4,312 in the corresponding quarter last year.

Houseware and textile segment

As of March 31, 2015, the Company operates 113 stores (of which 11 franchised) according to the following breakdown: Na'aman – 65 stores, Vardinon – 48 stores.

Real Estate segment

a.	On March 16, 2015, BSRE declared a dividend distribution of NIS 30 million that was paid on April 15, 2015. The Company's share was NIS 19.1 million (U.S. $ 4.9 million).
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b.	Wholesale market complex

Sale agreements with apartment purchasers

On or about the date of issuing the report, the residence company entered into commitment for 699 sale agreements with a scope of NIS 1,760 million (including VAT) and received advances of NIS 1,210 million (including VAT). In addition, with respect to 15 additional units, purchase requests were signed which are in various stages of commercial and/or legal negotiations where some of them may develop into signing sales agreements.

Commercial spaces in the mall

As of March 31, 2015, lease agreements were signed or are to be signed for 61% of the commercial spaces.

c.	Givon Parking Lot – Tel Aviv

The parking lot was established by BSRE and a third party via a jointly controlled company and it includes 1,000 parking spaces. The parking lot was opened to the public in April 2015. The development of the square is scheduled to be completed in the second quarter of 2015.

General

1 .Sale of BSRE shares

a.	On February 8, 2015, the Company sold 5% of BSRE shares for NIS 72.3 million. After the sale the Company held 64.71% of BSRE share capital.

b.	On February 26, 2015, the Company sold 1% of BSRE shares for NIS 15.4 million. After the sale the Company holds 63.71% of BSRE share capital. The sale was carried out so as to increase the public holding in the share as defined in the stock exchange directive, over 35% on the next examination date effective February 28, 2015 and by that increase the weight of BSRE share according to indicators calculated by the stock exchange.

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2.	On March 10, 2015, Midroog ratified the A3 rating with negative outlook of series C bonds and lowered to P2 the rating of the Company's commercial papers.

3.	In addition to the measures included in the Plan, the Company has committed to provide additional funding to support Mega in an aggregate amount not to exceed NIS 240 million to assist Mega Retail if peak temporary liquidity needs arise and if the disposal of the operations of stores is not effectuated in accordance with the schedule provided in the Plan.

Subsequent events

a.	On April 1, 2015, Midroog lowered the rating of the Company's series C bonds from A3 to Baa1 and put the rating under review with negative –neutral implications. In addition, the rating of the Company's commercial papers remained P2 under review.

b.	On May 20, 2015, Midroog lowered the rating from Baa1 to Baa2 and left the rating under review with uncertain implications.

c.	In May 2015, the Company completed the repayment of the commercial papers.

d.	On May 20, 2015, BSRE declared a dividend distribution of NIS 30 million that will be paid on June 11, 2015.

e.	On May 27, 2015, Dor Alon completed the sale of a part of its treasury shares in amount of NIS 50.4 million. As a result, the Company's share in Dor Alon decreased to 71.17%.

NOTE A: Convenience Translation to Dollars

The convenience translation of New Israeli Shekel (NIS) into U.S. dollars was made at the exchange rate prevailing at March 31, 2015: U.S. $1.00 equals NIS 3.98. The translation was made solely for the convenience of the reader.

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###

Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square") operates in four reportable operating segments and is the largest retail company in the State of Israel. In the Fueling and Commercial Sites segment, Alon Blue Square through its 71.17% subsidiary, which is listed on the Tel Aviv stock exchange ("TASE"), Dor Alon Energy in Israel (1988) Ltd is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores operating a chain of 212 petrol stations and 219 convenience stores in different formats in Israel. In its supermarket segment, Alon Blue Square, as a pioneer in the modern food retail, through its 100% subsidiary, Mega Retail Ltd., currently operates 192 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Housware and textile" segment, Alon Blue Square, through its TASE traded 77.51% subsidiary, Na'aman Group (NV) Ltd. operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In the Real Estate segment, Alon Blue Square, through its TASE traded 63.71% subsidiary Blue Square Real Estate Ltd., owns, leases and develops income producing commercial properties and projects. In addition, Alon Blue Square through its 100% subsidiary, Alon Cellular Ltd, operates an MVNO network in Israel, through Diners Club Israel Ltd., an associate held at 49%, which operates in the sector of issuance and clearance of YOU credit cards to the customer club members of the group and through Dr. Baby Marketing and Distribution 888 Ltd. 100 % held subsidiary as a retailer and wholesaler in the baby products sector.

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Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following: the effect of the economic conditions in Israel on the sales in our stores and of our products and on our profitability; our ability to compete effectively against low-priced supermarkets, large fuel companies and our other competitors; enactment of new laws and regulations, including the enactment of recommendations of governmental appointed committees and regulations with respect to the procurement of petroleum products by fuel companies and the price of petroleum products that are subject to regulation; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; fluctuations in the price of petroleum products and increases in excise tax rates imposed on the sale of petroleum products in Israel; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; government policies with respect to residential building may have a negative impact on our operations in residential building, and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2014.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

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ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2015

(UNAUDITED)

				Convenience
				translation
	December 31,	March 31,		March 31,
	2014	2014	2015	2015
	NIS			U.S. dollars
	In thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	290,102	343,376	544,111	136,711
Investment in securities	362,827	487,993	336,703	84,599
Short-term bank deposits	94,307	94,376	99,587	25,022
Trade receivables	1,030,367	1,236,219	1,096,757	275,567
Other accounts receivable including current maturities of loans receivable	430,707	571,999	464,316	116,662
Derivative financial instruments	395	777	2,156	542
Income taxes receivable	16,020	23,487	14,225	3,574
Inventories	511,661	652,992	550,184	138,237
	2,736,386	3,411,219	3,108,039	780,914

NON-CURRENT ASSETS:
Investments accounted for using equity method	977,028	978,888	967,050	242,977
Derivative financial instruments	4,698	6,169	4,797	1,205
Real estate inventories	126,012	109,026	130,601	32,814
Investments in securities	59,283	63,401	59,798	15,025
Loans receivable, net of current maturities	135,171	143,316	116,553	29,285
Property and equipment, net	2,322,036	2,523,621	2,299,454	577,752
Investment property	982,619	810,148	1,014,368	254,866
Intangible assets, net	1,140,343	1,191,529	1,135,738	285,361
Other long-term receivables	52,740	30,501	50,825	12,770
Deferred taxes	27,844	189,927	29,199	7,336
	5,827,774	6,046,526	5,808,383	1,459,391
Total assets	8,564,160	9,457,745	8,916,422	2,240,305

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ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2015

(UNAUDITED)

				Convenience translation
	December 31,	March 31,		March 31,
	2014	2014	2015	2015
	NIS			U.S. dollars
	In thousands
Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Credit and loans from banks and others	774,626	843,200	646,030	162,319
Current maturities of debentures and convertible debentures	466,935	527,933	460,145	115,614
Current maturities of long-term loans from banks	283,342	269,915	297,741	74,809
Trade payables	1,195,822	1,400,109	1,422,589	357,434
Other accounts payable and accrued expenses	723,274	875,091	943,551	237,073
Customers' deposits	28,212	27,947	28,042	7,046
Derivative financial instruments	1,060	5,907	2,065	519
Income taxes payable	24,393	6,929	12,996	3,265
Provisions	67,697	50,042	51,462	12,930
	3,565,361	4,007,073	3,864,621	971,009

NON CURRENT LIABILITIES:
Long-term loans from banks and others, net of current maturities	1,414,607	1,301,186	1,420,851	356,998
Convertible debentures, net of current maturities	30,738	60,862	30,078	7,557
Debentures, net of current maturities	2,011,999	2,277,830	1,987,323	499,327
Other liabilities	106,267	125,673	109,678	27,557
Derivative financial instruments	1,931	2,334	4,049	1,017
Liabilities in respect of employee benefits, net of amounts funded	58,716	58,219	60,560	15,216
Deferred taxes	232,752	195,326	251,139	63,100
	3,857,010	4,021,430	3,863,678	970,772
Total liabilities	7,422,371	8,028,503	7,728,299	1,941,781

EQUITY:

Ordinary shares of NIS 1 par value	79,881	79,881	79,881	20,071
Additional paid-in capital	1,219,279	1,219,279	1,219,279	306,352
Other reserves	76,661	36,497	127,858	32,125
Accumulated deficit	(711,122)	(310,848)	(762,276)	(191,527)
	664,699	1,024,809	664,742	167,021
Non-controlling interests	477,090	404,433	523,381	131,503
Total equity	1,141,789	1,429,242	1,188,123	298,524
Total liabilities and equity	8,564,160	9,457,745	8,916,422	2,240,305

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ALON BLUE SQUARE ISRAEL LTD.
CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2015

(UNAUDITED)

				Convenience
				translation for
	Year ended	Three months		the three months
	December 31,	ended March 31,		ended March 31,
	2014	2014	2015	2015
	NIS			U.S. dollars
	In thousands (except per share data)
Revenues	14,048,034	3,448,418	3,230,190	811,606
Less – government levies	2,987,077	733,547	747,992	187,938
Net revenues	11,060,957	2,714,871	2,482,198	623,668
Cost of sales	8,640,992	2,113,046	1,890,310	474,951
Gross profit	2,419,965	601,825	591,888	148,717
Selling, general and administrative expenses	2,459,701	602,432	598,700	150,428
Other gains	95,036	4,056	1,414	355
Other losses	(87,344)	(12,797)	(12,171)	(3,057)
Increase in fair value of investment property, net	50,258	10,551	14,771	3,711
Share in gains of associates	37,997	9,303	4,224	1,061
Operating profit	56,211	10,506	1,426	359
Finance income	61,791	16,086	26,027	6,539
Finance expenses	(273,043)	(48,817)	(31,957)	(8,029)
Finance expenses, net	(211,252)	(32,731)	(5,930)	(1,490)
Loss before taxes on income	155,041	22,225	4,504	1,131
Taxes on income (tax benefit)	219,855	(3,434)	26,036	6,542

Loss from continued operations	374,896	18,791	30,540	7,673
Loss from discontinued operation	3,065	3,065	-	-
	377,961	21,856	30,540	7,673
Attributable to:
Equity holders of the Company	(431,778)	(31,237)	(50,662)	(12,729)
Non-controlling interests	53,817	9,381	20,122	5,056

Profit (loss) per ordinary share or ADS attributable to equity holders of the company
Basic and fully diluted
Continuing operations	(6.50)	(0.42)	(0.77)	(0.19)
Discontinued operations	(0.05)	(0.05)	-	-
	(6.55)	(0.47)	(0.77)	(0.19)
Weighted average number of shares or ADSs used for computation of earnings per share (NIS in thousands):
Basic and fully diluted	65,954	65,954	65,954	65,954

17

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2015

(UNAUDITED)

				Convenience
				translation
	Year ended	Three months ended		for the three months ended
	December 31,	March 31,		March 31,
	2014	2014	2015	2015
	NIS			U.S. dollars
	In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss before taxes on income from continuing operations	(155,041)	(22,225)	(4,504)	(1,131)
Net loss from discontinued operation (before taxes)	(3,065)	(3,065)	-	-
Income tax paid, net	(17,982)	(4,485)	(11,307)	(2,841)
Adjustments for cash generated from operations	682,006	170,737	186,867	46,949
Net cash provided by operating activities (a)	505,918	140,962	171,056	42,977
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(225,250)	(52,094)	(40,629)	(10,208)
Purchase of investment property	(72,379)	(26,703)	(6,992)	(1,757)
Purchase of intangible assets	(26,190)	(2,833)	(4,580)	(1,151)
Proceeds from collection of short-term bank deposits, net	(504)	(573)	(5,280)	(1,327)
Proceeds from sale of property and equipment	100,940	355	85,255	21,421
Proceeds from sale of investment property	8,750	-	-	-
Proceeds from sale of marketable securities	378,491	35,353	67,899	17,060
Investment in marketable securities	(238,239)	(23,326)	(28,346)	(7,122)
Investment and loans to associates	(7,341)	(691)	642	161
Proceeds from decrease in holding rate of an associate	-	-	9,822	2,468
Grant of long term loans	(79,580)	(64,249)	-	-
Collection of long-term loans	76,292	17,766	49,106	12,338
Discontinuance of consolidation	(2,089)	(2,089)	-	-
Interest received	12,361	5,430	4,846	1,218
Net cash provided by (used in) investing activities	(74,738)	(113,654)	131,743	33,101

18

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2015

(UNAUDITED)

				Convenience
				translation
	Year ended	Three months ended		for the three months ended
	December 31,	March 31,		March 31,
	2014	2014	2015	2015
	NIS			U.S. dollars
	In thousands
CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid to non-controlling interests	(59,380)	(40,286)	-	-
Issuance of debentures	158,103	-	-	-
Repayment of debentures	(536,259)	(2,406)	(2,347)	(590)
Receipt of long-term loans	768,319	100,000	95,000	23,869
Repayment of long-term loans	(586,396)	(39,084)	(67,894)	(17,059)
Repayment of commercial paper	(9,139)	-	(17,222)	(4,327)
Short-term credit from banks and others, net	(36,651)	20,854	(106,835)	(26,843)
Transactions with non-controlling interests in subsidiary without loss of control	69,695	-	88,008	22,114
Settlement of forward contracts	(5,232)	-	-	-
Interest paid	(220,672)	(41,786)	(33,314)	(8,370)
Net cash used in financing activities	(457,612)	(2,708)	(44,604)	(11,206)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS	(26,432)	24,600	258,195	64,872
Translation differences on cash and cash equivalents	53	5	38	10
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT BEGINNING OF PERIOD	310,991	310,991	284,612	71,511
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT END OF PERIOD	284,612	335,596	542,845	136,393

19

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2015

(UNAUDITED)

				Convenience
				translation
				the three
	Year ended	Three months		months ended
	December 31,	ended March 31,		March 31,
	2014	2014	2015	2015
	NIS			U.S. dollars
	In thousands

(a) Net cash provided by operating activities:
Adjustments for:
Depreciation and amortization	278,526	66,214	70,642	17,749
Increase in fair value of investment property, net	(50,258)	(10,551)	(14,771)	(3,711)
Gain from decreasing holding rate in associate	-	-	(1,611)	(405)
Share in profit of associates	(37,997)	(9,303)	(4,224)	(1,061)
Dividend received	38,000	2,725	1,506	378
Gain (loss) from sale and disposal of property and equipment, net	(77,674)	3,308	1,501	377
Provision for impairment of property and equipment, net	22,000	-	-	-
Loss (gain) from changes in fair value of derivative financial instruments	(4,775)	(1,727)	1,263	317
Linkage differences on monetary assets, debentures, loans and other long term liabilities	(2,367)	(20,950)	(36,385)	(9,142)
Employee benefit liability, net	(9,579)	(9,601)	1,844	463
Increase in value of investment in securities, deposits and long-term receivables, net	(12,799)	473	(8,680)	(2,181)
Interest paid, net	199,771	34,887	27,124	6,815
Changes in operating assets and liabilities:
Investment in real estate inventories	(3,589)	(571)	(801)	(201)
Decrease (increase) in trade receivables and other accounts	173,619	(227,982)	(246,517)	(61,939)
Increase in trade payables and other accounts payable	75,681	391,700	434,502	109,170
Decrease (increase) in inventories	93,447	(47,885)	(38,526)	(9,680)
	682,006	170,737	186,867	46,949

(b) Supplementary information on investing and financing activities not involving cash flows:
Dividends declared to non- controlling interests	-	-	10,887	2,735
Purchase of property and equipment and investment property on credit	4,228	11,915	1,698	427
Proceeds from sale of property and equipment on credit	90,486	-	-	-

20

ALON BLUE SQUARE ISRAEL LTD.

NET LIABILITIES

(UNAUIDITED)

				Convenience
				translation
	December 31,	March 31,		March 31,
	2014	2014	2015	2015
	NIS			U.S. dollars
	In thousands
	Alon Blue Square*

Cash and cash equivalence	163,292	39,700	202,115	50,783
Investment in securities	87,858	136,912	87,116	21,888
Total assets	251,150	176,612	289,231	72,671
Short term and Long-term debt:
Short term loans from banks	94,975	100,008	93,292	23,440
Current maturities of loans from banks	17,718	17,614	17,435	4,381
Current maturities of debentures	47,913	111,760	47,148	11,846
Commercial papers	120,337	120,360	97,072	24,390
Long term loans from banks	124,115	140,910	122,470	30,771
Debentures	316,825	225,791	311,858	78,356
Total debt	721,883	716,443	689,275	173,184
Equity:
Equity attributable to equity holders of the company:	664,699	1,024,809	664,742	167,021
Total debt, net	(470,733)	(539,831)	(400,044)	(100,513)

*	Net of grant of loans or loans received from subsidiaries

Net liabilities, Alon Blue Square and fully owned subsidiaries				Convenience
				translation
	December 31,	March 31,		March 31,
	2014	2014	2015	2015
	NIS			U.S. dollars
	In thousands
	Alon Blue Square

Cash and securities	258,363	182,833	307,474	77,255
Short term debt	662,889	562,826	621,639	156,191
Long term debt	715,244	672,670	682,785	171,554

Total debt	1,378,133	1,235,496	1,304,424	327,745
Total debt, net	(1,119,770)	(1,052,663)	(996,950)	(250,490)

Repayment of loans and debentures, Alon Blue Square and fully owned subsidiaries of March 31, 2015				Fourth
	First	Second	Third	Year
	Year	Year	Year	and thereafter	Total
	In thousands
Alon solo	62,076	62,076	62,076	310,470	496,698
Subsidiaries	70,762	69,105	61,194	119,701	320,762
	132,838	131,181	123,270	430,171	817,460

21

ALON BLUE SQUARE ISRAEL LTD.

RECONCILIATION BETWEEN NET INCOME FOR THE PERIOD AND ADJUSTED EBITDA

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2015

(UNAUDITED)

				Convenience
				translation
	Year ended	Three months		for the three months ended
	December 31,	ended March 31,		March 31,
	2014	2014	2015	2015
	NIS in thousands			U.S. dollars in thousands

Loss from continuing operations	(374,896)	(18,791)	(30,540)	(7,673)
Taxes on income (tax benefit)	219,855	(3,434)	26,036	6,542
Share in gains of associates	(37,997)	(9,303)	(4,224)	(1,061)
Share in adjusted EBITDA of equity accounted investees	47,916	10,101	12,825	3,222
Share in EBITDA of branches which were resolved to cease their operation	54,533	9,107	4,631	1,164
Finance expenses, net	211,252	32,731	5,930	1,490
Other losses (income), net	(7,692)	8,741	10,757	2,703
Changes in fair value of investment property	(50,258)	(10,551)	(14,771)	(3,711)
Depreciation and amortization	278,526	66,214	70,642	17,749
Proceeds from sale of property*	59,261	-	-	-
Adjusted EBITDA	400,500	84,815	81,286	20,425

*Comparative figures are represented and include gains from realization of properties. For further information see "Additional Information-Adjusted EBITDA"

22

ALON BLUE SQUARE ISRAEL LTD.

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2015

(UNAUDITED)

Note 1 - Segment reporting

The Company includes segment information according to IFRS 8. The reporting is based on the Company's organizational structure, the internal reporting, the allocation of resources and the decision-making process. The Company presents four reporting segments: Supermarkets – food retail, Fueling and Commercial sites, Houseware and textile, Real Estate in addition to other segment which includes mainly Cellular activity, the Company's share in the issuance and clearance activity of credit cards, the baby products sector and the logistic center in Beer Tuvia. The segments' results, as reviewed by the Chief Operating Decision Maker (CODM) include the operating profit before financial expenses from continuing operations, including the company's share in gains of associates and excluding impairment of excess costs. The segments' results for prior periods were adjusted in order to reflect the segment's results and the adjustment to the results in the consolidated report for those periods from continuing operations.

The Company's operating segments consist of the following:

(1)	Fueling and commercial sites – Through its subsidiary Dor-Alon the Company is engaged in the development, construction and operation of vehicle fueling stations, adjacent commercial centers and independent convenience stores, marketing of fuel products and other products through the fueling stations and convenience stores and direct marketing of distillates to customers. The fueling and commercial sites segment is presented according to the published financial statements of Dor-Alon, with reclassification of credit card fees and with the amortization of the excess of costs arising at the time of acquisition allocated to the reconciliation between the operating profit of the segment and the consolidated operating profit.
(2)	Supermarkets – The Company operates the second largest food retail chain in Israel. Through its subsidiary, Mega Retail Ltd. ("Mega Retail"), which operates Supermarket branches, the Company offers a wide range of food and beverage products and “Non-food” items, such as houseware, toys, small electrical appliances, computers and computer accessories, entertainment and leisure products and textile products and “Near-Food” products, such as health and beauty aids, products for infants, cosmetics and hygiene products. As of March 31, 2015, Mega Retail operated 192 supermarkets including branches which were resolved to cease their operation. This segment also includes properties owned through Blue Square Real Estate ("BSRE"), in connection with the supermarket operation of Mega Retail's stores (including warehouses and offices). The results of branches which were resolved to cease their operation including comparative figures that were restated are included in the adjustments of segment results to consolidated profit or loss since the CODM reviews the Supermarkets segment without these branches. The allocation of costs attributed to the branches which were resolved to cease their operation was made based on direct costs and joint expenses that will be saved.
(3)	Houseware and textile –through its subsidiary, Na'aman Group (NV) Ltd. ("Na'aman"), the Company is engaged as retailer and wholesaler in houseware and textile activities. As of March 31, 2015, Na'aman operated 113 stores, some through franchisees. Effective from this quarter, the Company presents in Houseware and textile segment Na'aman Group's houseware and textile activity. Other activities which were included in this segment are presented in others. Comparative figures were classified accordingly. The segment's results are presented according to the published financial statements of Na'aman Group. Amortization of excess costs and impairment of goodwill included in the reconciliation between the operating profit of the segment and the consolidated operating profit.
(4)	Real Estate – Through its subsidiary BSRE the Company is engaged in generating yield from commercial centers, logistics centers and offices, land for the purpose of capital appreciation and deriving long-term yield as well as in the development of the "Wholesale Market" residency project.
(5)	Others – Alon Blue Square through its 100% subsidiary, Alon Cellular Ltd, operates an MVNO network in Israel and through Diners Club Israel Ltd., an associate held at 49%, which operates in the sector of issuance and clearance of YOU credit cards to the customer club members of the group, by Dr. Baby Marketing and Distribution 888 Ltd. 100 % held subsidiary as a retailer and wholesaler in the baby products sector and by Bee Group Ltd.100% held subsidiary which operates the logistic center in Beer Tuvia.

23

ALON BLUE SQUARE ISRAEL LTD.

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2015

(UNAUDITED)

	Three months ended March 31, 2015
						Adjustments
	Fueling and Commercial sites	Supermarkets	Houseware and textile	Real Estate	Others	Branches resolved to cease their operation	Other adjustments	Total consolidated
	NIS in thousands

Net segment revenues	967,279	1,369,272	82,310	18,076	26,272	18,989	-	2,482,198
Inter segment revenues	7,789	-	7,461	-	914	-	(16,164)	-
Gross profit (loss)	186,364	335,641	48,851	18,076	314	3,419	(777)	591,888
Depreciation and amortization	23,141	41,249	1,818	-	2,573	-	1,861	70,642
Segment profit	22,861	(25,023)	7,314	26,086	(6,297)	(5,639)	(11,538)	7,764
Unallocated corporate expenses								(6,338)
Financial expenses, net								(5,930)
Loss before taxes on income								(4,504)

	Three months ended March 31, 2014
						Adjustments
	Fueling and Commercial sites	Supermarkets	Houseware and textile	Real Estate	Others	Branches resolved to cease their operation	Other adjustments	Total consolidated
	NIS in thousands

Net segment revenues	1,194,200	1,314,059	70,958	10,288	27,568	97,799	-	2,714,872
Inter segment revenues	7,356	-	9,426	-	1,102	-	(17,884)	-
Gross profit (loss)	190,172	338,254	44,238	10,288	(2,875)	22,413	(665)	601,825
Depreciation and amortization	21,490	34,076	1,411	-	2,618	4,528	2,101	66,214
Segment profit	27,086	(6,536)	5,792	24,039	(6,509)	(15,563)	(11,448)	16,861
Unallocated corporate expenses								(6,355)
Financial expenses, net								(32,731)
Profit before taxes on income								(22,225)

24

ALON BLUE SQUARE ISRAEL LTD.

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2015

(UNAUDITED)

Note 1 - Segment reporting (continued):

		Year ended December 31, 2014
						Adjustments
	Fueling and Commercial sites	Supermarkets	Houseware and textile	Real Estate	Others	Branches resolved to cease their operation	Other adjustments	Total consolidated
	NIS in thousands

Net segment revenues	4,859,627	5,442,942	280,888	51,158	116,949	309,393	-	11,060,957
Inter segment revenues	48,110	-	19,298	-	4,144	-	(71,552)	-
Gross profit (loss)	791,665	1,353,109	166,629	51,158	(8,741)	66,710	(565)	2,419,965
Depreciation and amortization	91,219	146,613	5,949	-	11,361	14,351	9,033	278,526
Segment profit	140,481	39,266	11,549	102,610	(28,970)	(68,885)	(105,363)	90,688
Unallocated corporate expenses								(34,477)
Financial expenses, net								(211,252)
Loss before taxes on income								(155,041)

	Three months ended March 31, 2015
						Adjustments
	Fueling and Commercial sites	Supermarkets	Houseware and textile	Real Estate	Others	Branches resolved to cease their operation	Other adjustments	Total consolidated
	U.S dollars in thousands

Net segment revenues	243,035	344,038	20,681	4,542	6,601	4771	-	623,668
Inter segment revenues	1,957	-	1,875	-	230	-	(4,062)	-
Gross profit (loss)	46,825	84,332	12,274	4,542	79	859	(194)	148,717
Depreciation and amortization	5,814	10,364	457	-	646	-	468	17,749
Segment profit	5,744	(6,287)	1,838	6,554	(1,582)	(1,417)	(2,899)	1,951
Unallocated corporate expenses								(1,592)
Financial expenses, net								(1,490)
Loss before taxes on income								(1,131)

25